October 28, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form RW - Request to Withdrawal RW

Innovator ETFs Trust II

Registration on Form N-1A

(Registration Statement File Nos. 333-201473, 811-22926)

Ladies and Gentlemen:

On October 26, 2021, Innovator ETFs Trust II (the “Registrant”) filed a letter (Accession No. 0001437749-21-024309) pursuant to Rule 477 under the Securities Act of 1933, requesting the withdrawal of the Registrant’s Registration Statement on Form N-1A originally filed on January 13, 2015, together with all exhibits and amendments thereto (the “Withdrawal Letter”). The Registrant respectfully requests the withdrawal of the Withdrawal Letter.

If you have any questions regarding this application for withdrawal of the Withdrawal Letter, do not hesitate to contact Walter L. Draney of Chapman and Cutler LLP at (312) 845-3273.

Sincerely,

Innovator ETFs Trust II

By:         /s/ H. Bruce Bond

Bruce Bond

Trustee, President and Principal Executive Officer